

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 21, 2010

Theresa Carlise
Chief Financial Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway
Suite 170
Las Vegas, NV 89119

> **Re:** **Las Vegas Railway Express, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 17, 2010**
> **File No. 333-144973**

Dear Ms. Carlise:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K – Filed May 17, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements
or a Related Audit Report or Completed Interim Review

1.   Item 4.02(a)(2) of Form 8-K requires you to provide a description of the facts
        underlying your conclusion. Please tell us and amend your Form 8-K to discuss
        the facts and circumstances that led to your decision that the accounting for your
        loans held for investment and the 2 million of employee stock options granted in
        fiscal year 2009 was incorrect.

2.   In addition, you state that you do not anticipate the change in accounting for the
        employee stock options to be material. Please tell us if you intend to include the
        adjustment in the accounting in your amended filings. If not, please provide us
        with your SAB 99 materiality calculation.

3.   We note your disclosure that your new Chief Financial Officer and new
        independent auditors concluded that the loans held for investment for fiscal year
        ended March 31, 2009 should be accounted for under ASC Topic 310-30. Please
        tell us if it was your auditors that advised your or you received noticed from
        regarding the non-reliance on the previously issued March 31, 2009 Form 10-K
        and FY 2010 Forms 10-Q. If so, Item 4.02(c) of Form 8-K requires you to
        provide your independent accountant with a copy of the disclosure you are
        making in response to Item 4.02(b) and request that it furnish you with a letter
        stating whether it agrees with the statements you have made in response to Item
        4.02(b). If your independent accountant does not agree with your disclosure, it
        should explain why not. Amend your Form 8-K to file this letter as an exhibit no
        later than two business days after you receive it.

4.   We note that you intend to file restated Forms 10-Q for the quarters ended June
        30, 2009, September 30, 2009, and December 31, 2009. Please tell us how, and
        when, you will file all three amended Forms 10-Q.

5.   Please tell us if your certifying officers have considered the effect of the error on
        the adequacy of your disclosure controls and procedures as of the end of the
        period covered by your Form 10-K and Form 10-Qs for the fiscal year ended
        March 31, 2009 and quarters ended June 30, 2009, September 30, 2009, and
        December 31, 2009. Additionally, tell us what effect the error had on your
        current evaluation of disclosure controls and procedures as of your fiscal year
        ended March 31, 2010.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3417.

Sincerely,

Lindsay Bryan
Staff Accountant